Exhibit 99.1

Mobilicom Establishes First U.S. Manufacturing Operations to Address Growing Domestic Defense Demand

Engages U.S.-Based Contract Manufacturer, Targeting Initial Domestic Production by Year-End

Expands Production Capacity and Supports Alignment with Evolving U.S. Federal Procurement and NDAA Requirements

Palo Alto, California, Nov. 12, 2026 (GLOBE NEWSWIRE) -- Mobilicom Limited (Nasdaq: MOB) (“Mobilicom” or the “Company”), a provider of cybersecure solutions for drones and robotics, today announced that it has engaged a U.S.-based contract manufacturer with extensive experience supporting the stringent requirements of the defense and aerospace industries, as part of its strategy to expand and onshore production of its proprietary cybersecure datalink product family. The milestone marks the establishment of Mobilicom’s first U.S. manufacturing operations in Phoenix, Arizona, with initial domestically manufactured products currently expected by the end of 2026.

“We are proud to deliver on our 2026 strategic initiative to establish U.S.-based manufacturing operations,” said Oren Elkayam, CEO of Mobilicom. “Our technologies have been trusted, validated and deployed across U.S. defense programs. Expanding our manufacturing footprint into the U.S. is the next step in scaling production to meet growing customer demand, shorten delivery lead times and enhance supply chain resilience. With our first U.S.-manufactured products expected by year-end, we believe Mobilicom will be well-positioned to support larger-scale deployments and capture additional market share in 2027 and beyond.”

Mobilicom’s expansion into U.S. manufacturing builds on its established presence in the U.S. defense market, including the integration of its technologies into a Tier-1 drone platform selected for a U.S. Department of War Program of Record. The Company’s cybersecure solutions are NDAA-compliant and have been included in the FCC’s initial Trusted Drones exemptions and the Department of War’s Blue UAS Framework, reinforcing its position as a trusted supplier of mission-critical technologies for U.S. defense applications.

About Mobilicom

Mobilicom is a leading provider of cybersecure robust solutions for the rapidly growing defense and commercial drones and robotics market. Mobilicom’s large portfolio of field-proven technologies includes cybersecurity, software, hardware, and professional services that power, connect, guide, and secure drones and robotics. Through deployments across the globe with over 50 customers, including the world’s largest drone manufacturers, Mobilicom’s end-to-end solutions are used in mission-critical functions.

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Forward Looking Statements

This press release contains “forward-looking statements” that are subject to substantial risks and uncertainties. For example, the Company is using forward-looking statements when it discusses its expectation to establish U.S. manufacturing operations through a U.S.-based contract manufacturer; the anticipated timing of initial domestically manufactured products, including by the end of 2026; the expected benefits of U.S. manufacturing, including increased production capacity, shorter delivery lead times and enhanced supply chain resilience; anticipated alignment with U.S. federal procurement and NDAA requirements; growing customer demand; and the Company’s ability to support larger-scale deployments and gain additional market share in 2027 and beyond. All statements, other than statements of historical fact, contained in this press release are forward-looking statements. Forward-looking statements contained in this press release may be identified by the use of words such as “anticipate,” “believe,” “contemplate,” “could,” “estimate,” “expect,” “intend,” “seek,” “may,” “might,” “plan,” “potential,” “predict,” “project,” “target,” “aim,” “should,” “will” “would,” or the negative of these words or other similar expressions, although not all forward-looking statements contain these words. Forward-looking statements are based on Mobilicom Limited’s current expectations and are subject to inherent uncertainties, risks and assumptions that are difficult to predict. Further, certain forward-looking statements are based on assumptions as to future events that may not prove to be accurate. These and other risks and uncertainties are described more fully in the Company’s filings with the Securities and Exchange Commission.

Forward-looking statements contained in this announcement are made as of this date, and Mobilicom Limited undertakes no duty to update such information except as required under applicable law.

For more information on Mobilicom, please contact:

Chris Donovan

Mobilicom Ltd

ir@mobilicom.com